

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2019

Jacob Roth
Chief Executive Officer
Golden Royal Development Inc.
53 Bedford Ave., Suite 176
Brooklyn, New York 11211

      Re: Golden Royal Development Inc.
          Form 10-12G
          Filed January 16, 2019
          File No. 000-56017

Dear Mr. Roth:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Natural Resources